Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-001
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

September 25, 2025

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated August 27, 2025 to Mr. Edward Schlesinger of Corning Incorporated (the “Company”, “Corning”, “we” or “our”), relating to the above-referenced filing and the Company’s prior response letters dated (i) June 20, 2025 in response to the Staff’s letter dated June 9, 2025 and (ii) July 14, 2025 in response to the Staff’s letter dated July 1, 2025. The Staff’s comment is set forth below in bold, followed by our related response.

Pursuant to 17 C.F.R. §200.83 (“Rule 83”), the Company requests confidential treatment for certain portions of this letter that have been redacted from the version filed via the SEC’s EDGAR system and marked with “[***] - INFORMATION OMITTED AND PROVIDED UNDER SEPARATE COVER TO THE STAFF PURSUANT TO RULE 83 (17 C.F.R. §200.83),” and that such information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is being provided to the SEC under a separate cover along with the request for confidential treatment under Rule 83.

Response Letter dated July 14, 2025

Response to Comment 1

1.	We note your response to our prior comment 1. Please address the following:
•	Specifically describe for us how each specific constant-currency adjustment is calculated for each of your non-GAAP measures (Core net sales, (loss) income before income taxes, net (loss) income attributable to Corning Incorporated, etc.). Please provide to us the specific amounts included in the calculations for the years ended December 31, 2024 and 2023, where these amounts are derived from and whether those amounts can be gleaned from the audited numbers presented in your audited financial statements. Previously you described for us the exchange rates used and how they are determined but provided few details of the

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-002
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

remaining component(s) of the computation. Within your response, please address whether the constant-currency adjustment, translation gain on Japanese yen-denominated debt, net and translated earnings contract gain, net are interrelated.

•	Within your June 20 response, management provided a general statement regarding its intent to “reflect the economic impact of our hedging actions and remove the volatility associated with the currency fluctuations.” Please provide us with more detail regarding management’s intent and how the constant-currency adjustment achieves that intent. As part of your response, address your disclosure stating that constant-currency rates are applied to all periods presented and to all foreign exchange exposures during the period, with the exception of the Mexican peso, even though you may be less than 100% hedged.
•	Lastly, please clarify the calculation of item (2) translation of Japanese yen- denominated debt, net. For example, describe if the gains or losses are realized and/or unrealized and if the amounts reflect any adjustments regarding any interest component.

For ease of reference, we have divided our response into sections (a), (b) and (c) to address each portion of the Staff’s comment. Further, we have elected to address the second portion of the Staff’s question first in order to provide helpful context for the other two responses.

(a)	Within your June 20 response, management provided a general statement regarding its intent to “reflect the economic impact of our hedging actions and remove the volatility associated with the currency fluctuations.” Please provide us with more detail regarding management’s intent and how the constant-currency adjustment achieves that intent. As part of your response, address your disclosure stating that constant-currency rates are applied to all periods presented and to all foreign exchange exposures during the period, with the exception of the Mexican peso, even though you may be less than 100% hedged.

As noted in our prior response letters, Corning operates globally and is exposed to significant foreign currency risk due to the imbalance between the currencies in which we sell products and those in which we incur expenses. This imbalance creates inherent exposure to exchange rate fluctuations that can significantly impact our reported financial results.

To mitigate this risk, Corning maintains a hedging program that includes foreign exchange forwards, option contracts, and foreign-denominated debt. We use these instruments to hedge our currency exposures for multiple years at consistent exchange rates to establish greater stability in our U.S. dollar revenues, expenses and cash flows over multi-year periods. The resulting stable currency environment supports long-term operational decision-making, allocation of capital and other resources, and allows performance to be assessed on operational factors without the effects of short-term currency volatility.

Our constant-currency reporting is intended to report core performance measures that are aligned with the stable currency environment provided by our hedging program. Specifically, we retranslate revenues and expenses using our core rates, which are derived from the weighted average of hedge rates in place, rather than spot rates. Given our hedge rates are intentionally kept consistent for extended periods to provide our operations with a stable currency environment for as long as is practicable, our core rates likewise remain consistent for extended periods. The constant-currency adjusted measures included in our public disclosures are the same core performance measures used internally by management for evaluating segment performance, allocating resources, and determining incentive compensation. Presenting these measures to our investors, as a supplement to our GAAP results, provides investors with the same views

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
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[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

of operational results that management relies on internally and offers an understanding of performance within the stable currency environment created by our hedging program.

We recognize that many companies present constant-currency information by retranslating prior-period results using the current-period average exchange rates. Our methodology differs in that we apply hedge-derived core rates that remain consistent across reporting periods, unless they no longer align with our hedge portfolio. We believe this approach provides a meaningful view of our performance because it better reflects the stable currency environment created by our hedging program in which our businesses are managed while allowing for a comparison of that performance over multi-year periods. This is especially important given our significant and long-dated exposures to foreign currency risk, particularly to the Japanese yen in our Display segment.

We recognize that it is not practicable to hedge 100% of our foreign currency exposures, given the dynamic nature of our operations. At the same time, Corning does not engage in speculative hedging and maintains controls to avoid being over-hedged. We apply our constant-currency rates consistently across materially significant exposures, but do not intend to suggest they reflect 100% hedge coverage at any point in time. Rather, our methodology uses hedge-derived rates as a proxy for our stable currency environment, while maintaining the ability to compare our core results over an extended period. This allows management to simultaneously review operational trends, evaluate the effectiveness of Corning’s hedging program in alignment with its risk mitigation policies, and identify key growth drivers, while providing valuable insights regarding the performance of our businesses in the face of the long-term development and investment cycles inherent in our businesses.

While we believe our current disclosures provide appropriate context, we intend to enhance our future non-GAAP disclosures to further clarify that constant-currency rates are derived from our hedge portfolio and applied consistently across significant exposures, but do not imply 100% hedge coverage of all exposures.

(b)	Specifically describe for us how each specific constant-currency adjustment is calculated for each of your non-GAAP measures (Core net sales, (loss) income before income taxes, net (loss) income attributable to Corning Incorporated, etc.). Please provide to us the specific amounts included in the calculations for the years ended December 31, 2024 and 2023, where these amounts are derived from and whether those amounts can be gleaned from the audited numbers presented in your audited financial statements. Previously you described for us the exchange rates used and how they are determined but provided few details of the remaining component(s) of the computation. Within your response, please address whether the constant-currency adjustment, translation gain on Japanese yen-denominated debt, net and translated earnings contract gain, net are interrelated.

Constant-Currency Adjustment Calculation

Subsections I through IV below provide a detailed description of our constant-currency adjustment calculations with respect to Japanese yen, Korean won, Chinese yuan, New Taiwan dollar, euro, and Mexican peso (our “core currencies”) for the years ended December 31, 2024 and 2023 for each of the core performance measures included in our Annual Report on Form 10-K. Please note that constant-currency adjustments for the Mexican peso did not begin until January 1, 2024.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-004
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

I.	Core Net Sales

Calculation:

The constant-currency adjustment used in the calculation of core net sales is calculated by dividing the net sales currency exposure amounts for each core currency by the applicable average spot rates for each month in the period, then subtracting this value from the quotient of the net sales currency exposure amount divided by the applicable core rate. This calculation is performed monthly for each of our core currencies.

2024 and 2023 Amounts:

For the years ended December 31, 2024 and 2023, the constant-currency adjustment used in determining core net sales was $1,309 and $992 million, respectively.

The tables below disaggregate the total constant-currency adjustments by currency and reflect the inputs to the calculation:

	A		B		C		(A/C)-(A/B)
Full-Year 2024: Net Sales	Net Sales Currency Exposures (millions)		Spot Rate		Core Rate		Constant Currency Adj (millions)
JPY	¥	[***]	¥	[***]		¥107	$	[***]
KRW	₩	[***]	₩	[***]	₩	1,175	$	[***]
TWD	NT$	[***]	NT$	[***]	NT$	N/A	$	[***]
CNY	¥	[***]	¥	[***]		¥6.7	$	[***]
EUR	€	[***]	€	[***]		€0.81	$	[***]
MXN	MX$	[***]	MX$	[***]	MX$	20	$	[***]
Total								$1,309

	A		B		C		(A/C)-(A/B)
Full-Year 2023: Net Sales	Net Sales Currency Exposures (millions)		Spot Rate		Core Rate		Constant Currency Adj (millions)
JPY	¥	[***]	¥	[***]		¥107	$	[***]
KRW	₩	[***]	₩	[***]	₩	1,175	$	[***]
TWD	NT$	[***]	NT$	[***]	NT$	N/A	$	[***]
CNY	¥	[***]	¥	[***]		¥6.7	$	[***]
EUR	€	[***]	€	[***]		€0.81	$	[***]
Total								$992
A.	The net sales currency exposure amounts included in the tables above are the total value of the underlying sales transaction exposures for our foreign businesses transacting in each such core currency. These amounts form part of the consolidated net sales reported in our audited financial statements. While these amounts are not separately disclosed in our public filings, they are derived directly from the same general ledger and underlying transaction-level records that support our audited consolidated results and are subject to the same internal controls.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-005
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

B.	The spot rates included in the tables above reflect the weighted average of the monthly average spot rates for each currency, weighted by the monthly net sales base amounts. The daily spot rates used in this process are obtained from an independent third-party source, and while not separately disclosed in our public filings, they are the same spot rates used in translating foreign currency sales within our audited financial statements.
C.	In addition to monthly USD translations at spot rates, for each of our core currencies we also retranslate sales at the applicable core rate. The core rates included in the tables above reflect the applicable core rate for the periods presented. Our core rates are determined by management through a well-established and controlled process further described in our prior correspondence, and are set forth in the footnotes to our GAAP to core reconciliation included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

II.	Core Income before Income Taxes

Calculation:

The constant-currency adjustments used in the calculation of core income before income taxes are performed at each income statement line underlying income before income taxes. Specifically, the foreign-denominated amount of each such line is divided by the applicable average spot rate for each month in the applicable period, then this value is subtracted from the quotient of the amount of such income statement line divided by the applicable core rate. For example, for Japanese yen, sales denominated in yen as well as cost of goods sold and operating expenses denominated in yen are calculated at both spot and core rates, and the difference flows through to the constant-currency adjustment at the income before taxes level. This calculation is performed monthly for each of our core currencies.

2024 and 2023 Amounts:

For the years ended December 31, 2024 and 2023, the constant-currency adjustment used in determining core income before income taxes was $989 million and $744 million, respectively.

The tables below disaggregate the total constant-currency adjustments by currency and reflect the inputs to the calculations:

	A		B		C		(A/C)-(A/B)
Full-Year 2024: Income before income taxes	Income (Loss) Before Income Taxes Exposure Amount (millions)		Spot Rate		Core Rate		Constant Currency Adj (millions)
JPY	¥	[***]	¥	[***]		¥107	$	[***]
KRW	₩	[***]	₩	[***]	₩	1,175	$	[***]
TWD	NT$	[***]	NT$	[***]	NT$	31	$	[***]
CNY	¥	[***]	¥	[***]		¥6.7	$	[***]
EUR	€	[***]	€	[***]		€0.81	$	[***]
MXN	MX$	[***]	MX$	[***]	MX$	20	$	[***]
Total								$989

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-006
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

	A		B		C		(A/C)-(A/B)
Full-Year 2023: Income before income taxes	Income (Loss) Before Income Taxes Exposure Amount (millions)		Spot Rate		Core Rate		Constant Currency Adj (millions)
JPY	¥	[***]	¥	[***]		¥107	$	[***]
KRW	₩	[***]	₩	[***]	₩	1,175	$	[***]
TWD	NT$	[***]	NT$	[***]	NT$	31	$	[***]
CNY	¥	[***]	¥	[***]		¥6.7	$	[***]
EUR	€	[***]	€	[***]		€0.81	$	[***]
Total								$744

A.	The income before income taxes exposure amounts included in the tables above are the total value of the income statement line-item exposures underlying income before income taxes, including the net sales described in Subsection I above less costs of sales, operating expenses, and other non-operating expenses, by currency. These amounts form part of the consolidated income before income taxes reported in our audited financial statements. While these amounts are not separately disclosed in our public filings, they are derived directly from the same general ledger and trial balances that support our audited consolidated results and are subject to the same internal controls.
B.	The spot rates utilized in this calculation are determined using the same methodology as the spot rates used for the constant-currency adjustment for the core net sales calculation as described in Subsection I above. However, as this calculation is performed at each applicable income statement line, the spot rates shown in the table above reflect an average weighting at the respective line-item level. While they are not separately disclosed in our public filings, they are the same spot rates used in translating the foreign sales and expenses within our audited financial statements.
C.	The core rates used in the tables above are the same as those used for the core net sales constant-currency calculation as described in Subsection I above. Our core rates are applied uniformly to our income before income statement line items regardless of the impact on the constant-currency adjustment. For example, as shown above, the use of the core rate results in a favorable constant-currency adjustment as compared to the applicable spot rate for the Japanese yen. In contrast, the use of the core rate results in an unfavorable constant-currency adjustment as compared to the applicable spot rate for the Korean won. In either scenario, the applicable core rate is applied uniformly.

III.	Core Net Income Attributable to Corning Incorporated

Calculation:

The constant-currency adjustments used in the calculation of core net income attributable to Corning Incorporated are calculated by tax effecting the applicable constant-currency adjustment that is used in the calculation of core income before income taxes as described in Subsection II above to reflect applicable tax adjustments for the respective period.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-007
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

2024 and 2023 Amounts:

For the years ended December 31, 2024 and 2023, the constant-currency adjustment used in the calculation of core net income attributable to Corning Incorporated was $773 million and $550 million, respectively.

IV.	Core Earnings per Share

Calculation:

The constant-currency adjustments used in the calculation of core earnings per share (EPS) are calculated by dividing the applicable constant-currency adjustment for core net income attributable to Corning Incorporated by the diluted weighted average shares outstanding for the respective period.

2024 and 2023 Amounts:

For the years ended December 31, 2024 and 2023, the constant-currency adjustment used in the calculation of core EPS was $0.89 and $0.64, respectively.

Interrelation with Translation Gain on Japanese Yen-Denominated Debt, Net and Translated Earnings Contract Gain, Net

Amounts of translation gain on Japanese yen-denominated debt and translated earnings contract gain, net are not direct components of the formulas used to calculate the constant-currency adjustment for any of our core performance measures.

At its inception, our yen-denominated debt proceeds were converted to USD at a rate of approximately ¥110. Our ability to utilize yen cash inflows to pay off the debt at settlement rather than converting cash back to yen avoids further currency exchange exposure, therefore providing a consistent exchange rate for this debt. At the same time, we are able to use our inflows of yen cash to pay interest without exposure to currency exchange. As such, we treat our yen-denominated debt as a natural hedge of our yen-denominated revenues.

Translation gains and losses on yen-denominated debt arising from remeasuring debt balances as well as translated earnings contract gains and losses are recorded in our GAAP results. Although the underlying currency rates related to these instruments are included in the weighted average hedge rate calculations used by management in determining our core rates, the realized or unrealized gains or losses from these instruments are excluded from our core results in our GAAP to core reconciliation. This ensures that the impact of these items is reflected only once and that there is no double counting between our constant-currency adjustment and these items.

(c)	Lastly, please clarify the calculation of item (2) translation of Japanese yen- denominated debt, net. For example, describe if the gains or losses are realized and/or unrealized and if the amounts reflect any adjustments regarding any interest component.

We revalue our yen-denominated debt on a monthly basis. Portions repaid during the period are revalued at the spot rate in effect on the date of repayment, and outstanding balances are revalued at the applicable spot rate on the last business day of that month. Any resulting gains or losses from this revaluation, whether realized on repayment or unrealized on outstanding balances, are included in our GAAP results. As further discussed in Section (b) above, we treat our yen denominated debt, which was at a rate of approximately ¥110 at its inception, as a natural hedge and include its effect into our

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated
GLW-008
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

core rate calculation. Therefore, both realized and unrealized translation gains and losses are excluded from our core performance measures to avoid double counting.

Since we began borrowing in Japanese yen in 2017, through the first quarter of 2025, the cumulative gains recognized in our GAAP results but excluded from our core results have totaled $443 million, including $81 million of gains realized upon debt repayment.

In total, we have approximately $945 million equivalent of Japanese yen-denominated debt which incurred interest expense of approximately $11 million equivalent in calendar year 2024. Such interest expense is included in our GAAP results and not adjusted out of our core results.

*  *  *  *  *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President and Chief Financial Officer

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
Lewis A. Steverson, Vice Chairman, Executive Vice President and Chief Legal & Administrative Officer
Michaune Tillman, Senior Vice President and General Counsel
Stefan Becker, Senior Vice President, Finance and Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP